CN ENERGY GROUP. INC.

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Celeste Murphy
Margaret Schwartz

June 9, 2022

Re:	CN ENERGY GROUP. INC.
Registration Statement on Form F-3, as amended (File No. 333-264579)
Initially Filed April 29, 2022
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CN ENERGY GROUP. INC. hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 9:00 a.m. ET on June 13, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Kangbin Zheng
Name: Kangbin Zheng
Title: Chief Executive Officer, Chairman, and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC